500 North Akard Street, Suite 2850
Dallas, Texas 75201
(214) 758-8600

May 10, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	MONEYONMOBILE, INC.
Registration Statement on Form S-1 (Registration No. 333-223935) -
Acceleration Request

Ladies and Gentlemen:

MoneyOnMobile, Inc. (the “Company”) requests that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. (Eastern Time), or as soon as practicable thereafter, on May 11, 2018, pursuant to Rule 461 under the Securities Act. The Company affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

MoneyOnMobile, Inc.

By: /s/ Harold Montgomery
Name: Harold Montgomery
Title: Chief Executive Officer